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ElliptiGO

The world's leading
elliptical cycling brand

●Small OPO
🏠Solana Beach, CA
🏷Sports

0% funded with 56 days left

Overview ()   **Team ()**   **Terms ()**   **Engage ()**   **SHARE ()**





The Next Step In Cycling and Fitness

Invest in ElliptiGO

We started ElliptiGO to solve a problem – how to enable people to get the benefits of running without suffering from the impact. This was a very personal problem for our co-founders who were both Ironman triathletes with a shared love running. Unfortunately for one of them, that love of running led to overuse injuries that forced him to give up the sport. Frustrated that there wasn't a low-impact, outdoor, running-like device he could buy, the pair decided to try to solve the problem themselves. Over the next five years, they developed and tested several generations of prototypes, founded our company and launched the elliptical bicycle category in 2010.

From these humble beginnings we have grown into a 23-person company that has generated more than $30 million in revenue since 2010. There are now more than 19,000 ElliptiGO bikes on the road in over 50 countries. ElliptiGO riders are diverse, ranging from professional and Olympic athletes using it to improve their performance to recreational riders looking to lose weight or stay in shape.

We believe that we're on to something that could become a large sports and fitness category. If you own an ElliptiGO, then we're pretty confident that you believe that too. We had a great 2016 and set new records in revenues and unit sales for our company. As we enter 2017, we believe we are poised for another record year in terms of revenue and units, and we can foresee significant growth in 2018 and beyond. To support this growth, we need to continue to invest in marketing initiatives and fund inventory. We need additional capital to do that. We are excited about the future of our company and we hope you'll join our investor team to help us grow EllitpiGO and the sport of elliptical cycling around the world.

The Market Opportunity We See



We believe that there is a very large business opportunity for an outdoor recreation and exercise device that delivers the benefits of the indoor elliptical trainer while providing the utility and enjoyment of a conventional bicycle. Introduced in 1995, the indoor elliptical trainer was **the fastest growing fitness equipment segment for more than a decade** and is now one of the most popular forms of exercise in the world. In 2015, **more than 28 million Americans used an elliptical trainer and sales of elliptical trainers exceeded $1.2 billion in the U.S. alone**. Although the elliptical trainer dominates the fitness landscape, it has one major limitation: it is a stationary piece of equipment. We believe this constrains its utility and its popularity.

Running and cycling are also popular forms of exercise and share some similarities with the elliptical trainer. However, both running and cycling can be done outside as well as on indoor equipment, and the data reveals that people prefer the outdoor version of each activity. In 2015, approximately 30 million runners ran on treadmills (~$1.2 billion sales) and 48 million (60% more) ran outdoors. That year approximately 36 million American adults used upright stationary bikes (~$500 million sales) and 38 million (5% more) rode a bike outdoors (~$2.2 billion sales).

Our business thesis is if we can create an outdoor device that delivers similar benefits as the indoor elliptical trainer and performs similarly to a conventional road bike, then we should see a similar kind of adoption for this “elliptical bicycle” as we did for the elliptical trainer, only on a larger scale because of the relative sizes of the indoor and outdoor industries. If we are correct, then **a fully-developed outdoor elliptical bicycle market in the US could attract between 30 million and 40 million participants and generate annual revenues of $1-2 billion**. Globally, if we’re right, the industry could enjoy annual revenues of $3-5 billion.


Running
Indoor Runners
30M
Outdoor Runners
48M
$1.3B
Cycling
Indoor Cyclists
36M
Outdoor Cyclists
38M
$500M
$2.2B
Elliptical
Indoor Elliptical Users
28M
Outdoor Elliptical Cyclists
30M-40M
Potential Users
$1.2B
$1-2B
Potential
Market

U.S. Indoor and Outdoor Cardio Markets (2015)

Our company is built on this thesis and we believe in it wholeheartedly because we have seen categories like this develop in society consistently throughout the past several decades. The 1980s saw the mountain bike boom. In the 1990s snowboarding exploded onto the scene. In the 2000s the elliptical trainer took over the cardio fitness landscape. More recently, stand-up paddleboards (SUPs) have become hugely popular. We believe that the elliptical bike category is well-positioned to become the next “it” product for recreation and fitness. If that happens, we believe that ElliptiGO’s brand position and intellectual property should enable it to extract a significant amount of value from the growth of the industry.


1980s
1990s
2000s
2010s
Today
Mountain Bike
Snowboard
Elliptical Trainer
S.U.P.
ElliptiGO

We Have Substantial Expansion Opportunities

So far we have only focused on one slice of the elliptical cycling market – adult bikes for on-road use. We believe there are opportunities for kids' products, off-road versions, electric elliptical bikes and bikes designed specifically for commuters. Within the on-road adult elliptical bike segment, we initially focused on bikes designed for runners because it was a market that we believed could best support the high price point for our initial products. Now that we have moved down in price point with the Arc model, we are able to target fitness enthusiasts more broadly. We believe this has expanded our addressable market significantly. As we continue to reduce price, we intend to continue to expand our addressable market for our road products to more recreational users. Over time, we also intend to expand our offerings into the other categories mentioned above.



What We Have Accomplished So Far



Sales Performance

As discussed above, we have sold 19,000 elliptical bikes since 2010 and generated more than $30 million in revenue. More than 250 retail locations in the U.S. sell ElliptiGO bikes and we have distribution agreements with more than a dozen international partners. Until December 2015, all of our products were priced at $1,799 or higher, so we have achieved the majority of this success by selling bikes at price points well above the industry average.

While we are happy with our initial success distributing high-priced products through specialty retailers, we believe our price point is a constraint to sales and that we can dramatically grow our user base at a starting price point between $499 and $999. About a year ago we made a huge leap forward in affordability by introducing of the Arc model at a starting price of $1,299. The Arc has been our best-selling product since then and we expect to introduce at least one Arc model in 2017 at a price point below $1,000. We also intend to launch a custom stationary trainer system that will work with all of our elliptical bike models. We believe this new system will be a significant improvement over the existing trainers available on the market.

19,000 Bikes Sold

Since the creation of elliptical cycling, we've sold 19,000 bikes and have relationships with over **250 major retailers**.



Riders In 50 Countries

Our customers train all over the world and include dozens of Olympians and professional runners. **We have distribution agreements with more than a dozen international partners.**



$30 Million In Revenue

We have been successful selling high-priced products through specialty retail and plan to expand our target market by reducing cost.



Authentic Adoption By Key Influencers

Used in training by Meb Keflezighi
2014 Boston Marathon Champion



Used by 50+ College Athletic Programs
Record Revenues from schools in 2016

We have had significant success in attracting influencers within the running industry and there are now **more than 100 elite runners who use the ElliptiGO for training, including more than a dozen Olympians.**

The most notable current runner who trains on an ElliptiGO is **Meb Keflezighi**. Meb won the 2014 Boston Marathon and is the only person who has won an Olympic Medal, the New York City Marathon and the Boston Marathon. Last year Meb participated in his 4th Olympic Games, becoming the second oldest American runner ever to compete in the Olympics.

Meb continues to train on his ElliptiGO and recently declared that he will be competing in the 2017 Boston Marathon and 2017 New York City Marathon.

The success we have had with professional runners has led to high school and university teams integrating the ElliptiGO into their training regimens. **There are now more than 50 universities and 40 high schools that have purchased ElliptiGOs**, including some of the most successful programs



in the country like Stanford, Michigan, Michigan State, UC Berkeley, Kansas, Kansas State, Miami, Texas A&M, and Virginia. We had record revenues from university and high school sales in 2016 and we expect even better results in 2017.

We've Secured Defensible Intellectual Property

We have been focused on intellectual property since our inception. We currently hold **34 issued patents** in **seven different countries** (18 utility patents and 16 design patents) and have 11 additional patents pending (9 utility and 2 design). We own a number of relevant trademarks and have registered more than **50 Internet URLs** related to ElliptiGO and elliptical cycling. The company also holds the exclusive license to patents issued in the U.S. and Taiwan in 2003 to Larry Miller, the inventor of the indoor elliptical trainer. These licensed patents cover the use of the elliptical trainer motion to propel a cycle.

Notable Press

View All (http://www.elliptigo.com/about-us/press-page/)











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Why Our Products Are Unique and Valuable






ElliptiGO® Arc   **ElliptiGO® 3C**   **ElliptiGO® 8C**   **ElliptiGO® 11R**

We believe that elliptical bikes have valuable advantages over other forms of exercise, including running, cycling and the indoor elliptical trainer that make them a better fit for a certain group of individuals. Running is one of the most popular forms of exercise, but the activity generates a lot of impact so many people suffer injuries and have to quit. Elliptical biking's biggest benefit compared to running is **its low-impact nature**, which eliminates many of these injuries. Cycling is also very popular, but many people decide not to ride a conventional bicycle for exercise because they find the seat and riding position uncomfortable and/or that it takes too much time to get in a workout. Because the elliptical bike rider stands in a natural position while riding, many people find the elliptical bike to be **more comfortable than a regular bike**. This standing position is also weight bearing and creates more drag, which results in the elliptical bike rider **burning more calories** when traveling at the same speed as a conventional cyclist, thereby **shortening the workout time**. Finally, the indoor elliptical trainer is also very popular, but it can only be used in a stationary capacity and therefore almost always indoors. The elliptical bicycle is designed for outdoor use, which many people prefer, and it **enables the rider to actually get somewhere and compete in cycling and other events**, something they can't do on an indoor elliptical.

	Outdoor	Impact	Whole Body Workout	Time Efficient Workout	Comfortable	Fun
ElliptiGO	✓	Low	Y	30 – 45 mins	★★★★	☺
Bicycle	✓	Low	✗	60 – 90+ mins	★★☆☆	☺
Elliptical	✗	Low	Y	30 – 45 mins	★★★★	☹
Running	✓	High	✗	20 – 40 mins	★★★☆	☺

Meet Our Customers



The ElliptiGO community is comprised of people from all walks of life, from Baby Boomers looking to stay healthy and active, to healthy runners who want to get faster and avoid injuries, to professional athletes seeking to improve their performance. Our customers have built an an active global community online through Facebook and Strava and last year launched the

Global ElliptiGO Riders Club, a membership club for ElliptiGO owners that helps build community, connect ElliptiGO riders and hosts riding events. We believe that satisfied customers are the lifeblood of our business, so we're thrilled to have attracted such an enthusiastic and active group.

   



> "I ran until 2005 when my degenerative discs took that off the table for me. I find the ElliptiGO way more comfortable and FUN to ride than a bike. It is more work but your butt never gets sore or tired, and the other problems I had on a bike, like a neck ache and numb hands, never happen on the ElliptiGO.
>
> **-Patricia Klein**



> "Over the last six years I've had nine surgeries, and the doctors finally told me "No more running!" That hurt because I love to run. Being told not to run was tough to take, but the ElliptiGO has saved my life.
>
> **-Tom Riggs**



> "I feel like ElliptiGO is the closest thing to running when you have to cross-train, which made it more enjoyable to do. I felt like the hours of training put in were actually relevant for my running — with the freedom of being outside and feeling fast.
>
> **-Susan Kuijken**
> **Olympic Track Athlete, Dutch National Champion**

Why We Are Raising Money



Since we founded the company, we have raised a total of $6,484,041 in equity from individual investors. This money was raised through funding rounds ranging in size from $775,000 to $2 million. While this funding strategy enabled us to get the company from a concept to a $5.9 million business, it has consistently left us in a tight cash position that has limited our ability to make key investments in marketing to accelerate our growth. In fact, we operated without a head of marketing until mid-2015 in part because we didn't have a large enough marketing budget to justify a senior marketing position. The other reason we held off on doing a substantial fundraise was because we didn't believe that we had a product line that we could get to a price point that could really scale the business.

In 2015, we hired our first VP of Marketing and launched the Arc - a product architecture that we believe gives us the ability to greatly reduce our price. We believe that a dramatic cut in price will be the turning point that enables us to rapidly scale our business. To take advantage of this new pricing capability, we have decided to raise an additional $5 million through this Regulation Crowdfunding offering and a concurrent Regulation D offering to accredited investors. If we are successful we will nearly double the total amount raised to date, providing us with more available capital than at any point in our history. We intend to invest these funds in three ways:

1. **Continue our aggressive marketing push** in 2017 and 2018 to raise awareness and convert sales
2. **Support a price sensitivity test** to determine the ideal mass-market price point
3. **Provide working capital** to support sales growth

Marketing Push

In 2016, we invested more than $1 million into our first coordinated marketing campaign. We believe this campaign was successful in raising awareness about the product category, identifying highly interested potential purchasers, and converting sales. We believe this investment led to record revenues and unit sales in 2016. As our first true marketing campaign, we learned a lot about what works and what doesn't to drive awareness, identify potential purchasers, and convert sales. We intend to dedicate about half of the amount we raise to building upon these marketing efforts in 2017 and 2018 to drive continued growth. Specifically, we intend to expand upon the digital and social media efforts that produced the best results this year, make additional improvements to our website, and explore highly targeted direct response television and online advertising.

Price Sensitivity Test

We believe it is critical for us to identify what the correct mass market price for an elliptical bicycle is and we intend to invest up to $500,000 to support a price sensitivity test in 2017. The allocation of this spend will depend on which outlets we choose to execute through and how much traction we achieve at each price point.

Working Capital

As we grow we will need to invest additional funds into working capital. Once we are able to access bank financing, we will free up this cash by borrowing against our receivables and inventory and then support our working capital needs through debt. We expect that transition to start in 2018. Until then, we will need to increase our existing amount of working capital by about $1 million which we will source from the proceeds from this fundraise.

We intend to hold the remaining $1 million - $1.5 million from this fundraise in reserve for the time being in anticipation of using it to take advantage of unforeseen marketing opportunities or fund a more rapid growth in our working capital requirements.

Future Funding Requirements

We anticipate the growth of our company to require additional financing in the future for working capital; however, we expect to use debt financing to address those future needs. We do not intend to conduct another round of equity financing in the future, but we will continue to pursue the course of action that we believe is in the best interests of the company and shareholders, which may include a subsequent equity fundraise.

Help Propel ElliptiGO To The Next Level

The fitness and bicycle industries are well developed and dominated by several large players. The supply chain, manufacturing processes, and distribution networks are established and well understood. We believe that our position as the leading brand in this new industry that holds the key intellectual property underlying the industry will lead the market leaders in fitness and cycling to conclude that acquiring our company is the most efficient path to capturing the large global market opportunity that elliptical cycling presents.

This year we had substantive conversations with a number of leading players in the cycling and fitness industries to gauge their interest in acquiring our business. We concluded from the discussions that several of these companies are aware of, and interested in, the elliptical cycling space; but are waiting until we are larger and the market is more proven before they would be willing to invest into it. This reinforces our belief that we are on the right path and that an acquisition could take place once the industry begins to take off. By closing this round of financing, we believe we can accelerate ElliptiGO's growth and the development of the industry.

Funding Incentives

All investors get an investor kit which includes an ElliptiGO-branded keychain, ElliptiGO-branded phone wallet, an ElliptiGO sticker and a set of ElliptiGO investor business cards

First 100 investors get a unique custom 24 oz. "ElliptiGO investor" Polar Water bottle

Purchase 500 - 999 shares and as a thank you we'll provide you with a personal discount code that gives you 10% off all orders at www.elliptigo.com (http://www.elliptigo.com).

Purchase 1000 or more shares and as a thank you we'll provide you with a personal discount code that gives you 20% off all orders through www.elliptigo.com (http://www.elliptigo.com) and a unique custom ElliptiGO-branded polo shirt that is not available for purchase.

Meet The ElliptiGO Team



Here at ElliptiGO, we are fortunate to have a passionate group of employees who care about our customers and who are committed to building this industry. Ten of our 23 employees have been with the company for more than 5 years and several employees were customers first before joining ElliptiGO. We have built substantial expertise in each of our company functional areas and we believe our team is ready to take this company to the next level.

Irregular Use of Proceeds

Meet the Founders

Bryan Pate

CEO / Co-Founder

Bryan co-founded the Company and as CEO leads the Company's strategic planning efforts. His expertise is in strategy, marketing, and new product development. Bryan's experience includes working as a consultant for McKinsey & Co., leading new product development efforts for Palomar Technologies (formerly a division of Hughes Aircraft Co.), and commanding a platoon of U.S. Marine Corps Scout Snipers. Bryan is a former Ironman triathlete and accomplished endurance athlete. He holds a B.S. from Stanford University and a J.D. from Columbia University.

ps://www.linkedin.com/in/bryanpate)

Brent Teal

CTO / Co-Founder

Brent co-founded the Company and as CTO leads the Company's engineering efforts. His expertise is in mechanical engineering and new product development. Brent began his career at General Electric and has more than 20 years of experience designing and building new products for a wide range of industries. He is a competitive ultramarathoner and former Ironman triathlete. He holds a B.S. in Mechanical Engineering from the University of Colorado at Boulder.

And the Rest of the Team

Raphael Weishaupt

VP of Global Marketing

Raphael joined the Company in 2015 and leads the Company's marketing efforts. He has more than 18 years of marketing experience gained from marketing roles at General Electric, eBay, and Qualcomm. Raphael holds a bachelor's degree in marketing from Wirtschaftsschule KV Baden in Switzerland and an Executive MBA from the Kellogg School of Management at Northwestern University.

(ps://www.linkedin.com/in/rweishaupt/)

Beth Visscher

Director of Operations

Beth joined the Company in 2010 and leads the Company's customer service and operations teams. She has more than a dozen years of experience gained from operations roles at DC Shoes and Quiksilver. Beth holds a bachelor's degree from the University of Richmond.

(ps://www.linkedin.com/in/beth-parker-visscher-12339b6/)

Bryce Whiting

VP of Sales

Bryce joined the Company in 2009 and leads the Company's sales efforts. He has more than 17 years of sales and marketing experience across a variety of industries in addition to serving 5 years as a Naval Officer. He is a former NCAA Division I lacrosse player and accomplished endurance athlete, having completed 16 marathons, including the Boston Marathon three times. Bryce holds a B.S. from the United States Naval Academy.

(ps://www.linkedin.com/in/bryce-whiting-735b8/)

Offering Summary

Offering Terms

Up to 153,846 shares of Series D-1 Preferred Non-Voting Stock

Minimum purchase: 100 shares ($650)

	Number of Shares	Price to Public	Commissions	Proceeds to the Company
Per share	1	$6.50	$0.1625	$6.3375
Target offering amount	7,693	$50,004.50	$1,250.11	$48,754.39
Maximum offering amount	153,846	$999,999	$24,999.98	$974,999.02

*** The fee for posting on StartEngine.com is 5% of the total funds raised. This fee is being split between the Company and investors in this offering. A 2.5% surcharge, or $0.1625 per share, will be added to each purchase. This surcharge is in addition to the per share price and is not calculated as a part of the target offering amount or the maximum offering amount.**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Annual Report

View ElliptiGO's Annual Report (http://www.elliptigo.com)

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow ElliptiGO to get notified of future updates!

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